FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of March, 2002
                          ----------------------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F        x                Form 40-F
                                 -----                             -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes                               No               x
                                 -----                             -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                                     Contact:  Lynn Martenstein
                                                               (305) 539-6570
                                                               Michael Sheehan
                                                               (305) 539-6572

                                                     For Immediate Release


            ROYAL CARIBBEAN AND CELEBRITY ANNOUNCE KEY APPOINTMENTS,
            --------------------------------------------------------
                              DEDICATED SALES STAFF
                              ---------------------

MIAMI -- March 11, 2002 -- Royal Caribbean International and Celebrity Cruises announced two key appointments today and revealed plans to provide the Celebrity brand with a dedicated sales staff. Jack Williams, president and chief operating officer for both brands, named industry veterans Dietmar Wertanzl and Rod McLeod, to two new posts created to build service quality and improve outreach to travel agents. Williams also outlined the new sales organization, in which Celebrity gains its own sales force to support its top-producing accounts.

     Williams tapped Wertanzl to lead Celebrity's Fleet Operations, assigning him responsibility for the brand's hotel and marine operations. Named senior vice president of Fleet Operations, Wertanzl joins Celebrity from Crystal Cruises, where he was senior vice president of Hotel Operations, and widely credited with both elevating and cementing Crystal's luxury standing. Wertanzl's appointment follows a 25-year career in high-end lodgings and travel, which includes nine years at Crystal and six years at Royal Viking Line. He also was involved in the initial start-up phase of Celebrity.

     Williams named McLeod senior vice president of Travel Industry Relations, giving him chief responsibility for liaising with travel agencies and supporting travel agents' and clients' needs. McLeod returns to Royal Caribbean after a six-year hiatus working elsewhere in the cruise industry. Most recently, McLeod headed American Classic Voyages as president and chief operating officer. Previously, he led a multiple-brand campaign for Carnival Corporation as senior vice president of marketing for Carnival Corp.

     "I am overjoyed that these two gentlemen are joining our team," Williams said. "Individually, they are exceptional in their field, both recognized and dedicated professionals. Together, they are a testament, I believe, to the zealous commitment this company has to providing extraordinary service to our guests and unparalleled support to our travel agents."

     Wertanzl and McLeod were also enthusiastic about their new employer.

     "I am honored to join this company and this management team," said Wertanzl. "I am particularly pleased to be rejoining Celebrity, which has grown significantly in size and stature. Having worked with other high-quality brands, I know Celebrity has a tremendous product and the ability to further enhance its reputation as the flagship of the premium cruise market."

     "In returning to Royal Caribbean, I return to my first love," echoed McLeod. "I actually grew up in this company and now I look forward to helping it grow to its next level of excellence. And that level will only be achieved if we continue to build strong relationships within the travel agency community."

     Williams also outlined the new sales structure, which, for key accounts, moves from a single sales force representing both Royal Caribbean and Celebrity to separate sales personnel dedicated to each brand.

     In describing how the new sales structure gives Celebrity a new voice and new strength, Williams said, "With the launch of Constellation this spring, our final Millennium-class ship, we will have completed the first phase of Celebrity's growth plan. The brand is much larger and more established, and now warrants its own independent sales voice in the agency community."

     While some details of the new sales organization are not yet finalized, Williams noted that smaller agencies would continue to be serviced by sales staff representing both brands.

     Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 22 ships in service and six under construction or on firm order. Royal Celebrity Tours operates land-tour vacations in Alaska and Canada utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

                                    Contact:  Lynn Martenstein or Erin Williams
                                              (305) 539-6570 or (305) 539-6153


                                    For Immediate Release


                     ROYAL CARIBBEAN PROVIDES "WAVE" UPDATE
                     --------------------------------------


MIAMI - March 14, 2002 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today provided an update on the status of its bookings during "wave," the cruise industry's strongest booking period. Following the tragedies of September 11, bookings throughout the cruise industry were disrupted. In recent months, the situation has begun to stabilize, allowing a clearer picture of likely booking patterns.

     As previously reported, booking volumes this year have been strong, especially for close-in sailings. Pricing, although still behind last year's levels, continues to improve. As a result, the company currently expects first quarter yields (net revenue per available berth day) will be down approximately 7-8% on a year-over-year basis and that the earnings per share will be in the range of $0.25 - $0.30.

     Pricing in the second and third quarters, while also improving, is still expected to be lower than pricing in 2001. In addition, yields for these two quarters will be affected by the redeployment of four ships out of their originally scheduled European itineraries to lower-yielding markets. Estimates are that these redeployments will negatively affect second quarter yields by 2% and third quarter yields by 4%. Therefore, current expectations are that the yield change for the second and third quarters will also be down in the range of 7-8%.

     "We are obviously pleased that the first quarter yields and earnings are so much better than we originally anticipated," said Richard Glasier, executive vice president and chief financial officer of Royal Caribbean Cruises Ltd. "We are also providing our first guidance on second and third quarter yields, based on what we've seen so far during wave. However, the shift in demand to close-in bookings means that visibility is lower than in prior years. This makes our ability to project yields more difficult than in other years at this time. We will be reporting our first quarter results at the end of April, and will give another update then."

     Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 22 ships in service and six under construction. Royal Celebrity Tours operates land-tour vacations in Alaska and Canada utilizing the world's largest glass-domed railcars. Additional information can be found on www.rclinvestor.com, www.royalcaribbean.com and www.celebritycruises.com.

     Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, unplanned service outages of vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission. The above examples may not be exhaustive as we operate in a continually changing business environment, and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  # # # # # # #

                              Contact: Lynn Martenstein (305) 539-6573 Michael Sheehan (305) 539-6572

                                                For Immediate Release

               CELEBRITY CRUISES CANCELS SUMMIT, INFINITY SAILINGS
               ---------------------------------------------------

MIAMI -- March 20, 2002 -- Celebrity Cruises will send two ships, Summit and Infinity, into unscheduled drydocks March 29 and April 13, respectively, to repair propulsion pods. Both ships are operating safely today but at a lower cruising speed.

     Summit will cancel a March 29 sailing from Fort Lauderdale, and an 11-night cruise April 8 will be shortened to a seven-night sailing April 12. Guests on the shorter voyage will receive a 50-percent refund.

     Infinity will miss her April 13 and 20 sailings from San Juan. In addition, Infinity will modify two itineraries. The April 6 sailing, originally a roundtrip from San Juan, now will originate in San Juan and terminate in Fort Lauderdale. The April 27 Transcanal sailing, originally from San Juan to San Diego, now will operate from Fort Lauderdale to San Diego.

     The problem with the pods involves ball-bearing units that are wearing out prematurely. Consequently, ships must reduce their cruising speed, potentially falling behind schedule on port calls. By making repairs as soon as possible, Celebrity will avoid further changes in itineraries.

     Both ships will be drydocked at the Grand Bahama Shipyard in Freeport, Bahamas.

     "Disrupting a guest's vacation experience is not the business we are in, and this announcement is painful for all of us, " said Celebrity President and Chief Operating Officer Jack Williams." The ships are operating safely, but unless these repairs are made, we cannot guarantee the integrity of our advertised itineraries."

     Guests booked on the cancelled sailings will receive a full refund and a voucher for a 50-percent discount on any seven- to 15-night Caribbean, Transcanal or Hawaii cruise, originating before May 31, 2003, excluding Christmas and New Year's 2002 sailings.

     Travel agents will have their original full commission protected, plus a $50 rebooking fee per booking when their clients reschedule their cruise.

     Celebrity has established a special Help Desk to assist guests and travel agents with rebooking, air transportation and other issues. That toll free number is 1-888-305-4626.

The cancelled cruises are expected to have a negative impact on the earnings of Royal Caribbean Cruises Ltd. of $.06 per share.

     Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 22 ships in service and six under construction or on firm order. Royal Celebrity Tours operates land-tour vacations in Alaska and Canada utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

                                  # # # # # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ROYAL CARIBBEAN CRUISES LTD.
                                               ------------------------------
                                               (Registrant)



Date:  April 1, 2002                        By: /s/ BONNIE S. BIUMI
                                                --------------------------------
                                                    Bonnie S. Biumi
                                                    Vice President and Treasurer